As Filed with the Securities and Exchange Commission on           Date
                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

                              For Depositary Shares

                     SYMPHONY ENVIRONMENTAL TECHNOLOGIES plc
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                ENGLAND and WALES
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784

    (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                          |_| immediately upon filing
                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

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                                                                        Proposed           Proposed maximum       Amount of
            Title of each class of                  Amount           maximum Aggregate        aggregate          registration
         Securities to be registered           to be registered      price per unit(1)     offering price(1)         fee
----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each American         50,000,000              $.05              $2,500,000            $98.25
Depositary Share evidencing ordinary shares        American
of Symphony Environmental Technologies plc.       Depositary
                                                    Shares
=============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders
                  of receipts

         (ix)     Restrictions upon the right to            Paragraphs (2), (3), (4), (5), (6) and (8)
                  deposit or withdraw the
                  underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (13), (18) and (22)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2.  Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------

2(a)     Public reports furnished by Symphony               Paragraph (11)
         Environmental Technologies plc.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ______________, 2008, among Symphony Environmental Technologies plc (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of _______________, 2008, among Symphony Environmental Technologies plc, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on__________, 2008.


                                                 By: THE BANK OF NEW YORK,
                                                        as Depositary

                                                 By: /s/ Joanne F. Di Giovanni
                                                     -------------------------
                                                     Name: Joanne F. Di Giovanni
                                                     Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Symphony Environmental Technologies plc has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in United Kingdom _____________, 2008.

                                         SYMPHONY ENVIRONMENTAL TECHNOLOGIES plc

                                                 By: /s/ Ian Bristow
                                                     ---------------
                                                     Name: Ian Bristow
                                                     Title: Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on ____________, 2008.

Name                                  Title
----                                  -----

/s/ Michael Laurier               Chief Executive Officer and Director
--------------------              Principal Executive Officer
 Michael Laurier

/s/ Ian Bristow                   Chief Financial Officer
--------------------              Principal Executive Officer
 Ian Bristow

/s/ Nirj Deva                     Chairman
--------------------
 Nirj Deva

/s/ Michael Stephen               Deputy Chairman
--------------------
 Michael Stephen

/s/ Michael Stephen               Technical Director
--------------------
 Michael Stephen

/s/ Donald Puglisi                Authorized Representative in the United States
--------------------
 Donald Puglisi

                                INDEX TO EXHIBITS

  Exhibit
   Number
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(1) Form of Deposit Agreement, dated as of ______________, 2008, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.